Exhibit 99.1

Concord Medical Reports Second Quarter 2013 Financial Results

--2Q13 Total Net Revenue Increases 86% to RMB254 Million—

--2Q13 Adjusted EBITDA Growth of 11%--

--Reiterates Full Year Financial Forecast of 40%-47% Revenue Growth—

--Establishes Full Year Adjusted EBITDA Growth in Mid-teen Levels--

BEIJING, August 12, 2013 -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading specialty hospital management solution provider and operator of the largest network of radiotherapy and diagnostic imaging centers in China and the parent of Chang’an Hospital, today reported its unaudited consolidated financial results for the second quarter ended June 30, 2013[1].

Second Quarter 2013 Highlights

•

Total net revenue, which consists of net revenues generated from the network business and hospital business, was RMB254.0 million ($41.4 million) in the second quarter of 2013, an 86.1% increase from RMB136.5 million in the second quarter of 2012.

•	Gross profit in the second quarter of 2013 was RMB105.2 million ($17.1 million), a 12.1% increase from RMB93.9 million in the second quarter of 2012.

•	Net income attributable to ordinary shareholders in the second quarter of 2013 was RMB29.1 million ($4.7 million), a 21.9% decrease from RMB37.2 million in the second quarter of 2012.

•	Basic and diluted earnings per American depositary share (“ADS”)[2] in the second quarter of 2013 were both RMB0.65 ($0.11).

•	Adjusted EBITDA[3] (non-GAAP) in the second quarter of 2013 was RMB104.3 million ($17.0 million), a 11.3% increase from RMB93.7 million in the second quarter of 2012.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, stated, “We are very pleased with our revenue, gross profit and adjusted EBITDA growth in the second quarter of 2013 as we continue to scale our network business and make further strides in our efforts to develop into a branded specialty cancer hospital company in China.”

“Revenue in our network business grew approximately 6.7% in the quarter with gross margin of 59.7%, both of which were notable improvements from our first quarter results. We added three new centers in the quarter, bringing our total count to 140 centers at the end of the second quarter. We are proud that we have consolidated our position as the largest operator of radiotherapy and diagnostic imaging centers in China.”

“In our Hospital segment, Chang’an Hospital delivered improved financial and operating results in the second quarter. As a hospital intended for the general population, Chang’an Hospital benefits from China’s enlarged social welfare network with strong patient flow. Our gross margin in this segment improved significantly since last quarter and we believe the performance will remain stabilized in the second half of 2013.”

“We continue to make meaningful progress in our telemedicine and web business units and expect these business units to start generating incremental medical revenue for our centers as well as achieve cost savings for our network business in the coming quarters.”

“As government policy in China increasingly favors the establishment of private healthcare institutions and higher demand for differentiated, high-quality healthcare services, we intend to focus on the construction and operation of CCM-branded specialty cancer hospitals in China. Our projects in Beijing and Guangzhou are both moving forward and remain on schedule. Our target is to complete the design of Concord Guangzhou Cancer Hospital in the second half of 2013 with construction expected to start in the first half of 2014.”

Dr. Yang concluded, “We believe our growth for the second half of 2013 will remain strong, as new centers in the network business entering productive stage and Chang’an Hospital carrying the strong momentum forward. We remain comfortable with our full year projection of 40%-47% revenue growth and adjusted EBITDA growth in the mid-teen levels for 2013.”

Second Quarter 2013 Results by Segment

Network business

The Company added three diagnostic centers in the second quarter of 2013, bringing the total number of centers in operation to 140 in 54 cities in China as of June 30, 2013. As of June 30,, the Company has agreements to establish eight additional centers, which are scheduled to open in the second half of the year.

Net revenue from the network business was RMB145.6 million ($23.7million) for the second quarter of 2013, representing an increase of 6.7% from the second quarter of 2012, primarily due to an increase in the number of patients in the Company’s existing centers as well as contribution from the new centers opened during the past 12 months.

Gross profit margin in the network business was 59.7% for the second quarter of 2013, compared to 68.7% for the second quarter of 2012 and 55.4% in the first quarter of 2013. The lower year-over-year gross profit margin was primarily due to increased compensation and operating cost at the Company’s centers. The improved quarter-over-quarter gross profit margin was mainly due to higher revenue and cost-saving measures implemented during the quarter.

Capital expenditure of the network business was RMB24.5 million ($4.0 million) for the second quarter of 2013, compared with RMB51.6 million in the second quarter of 2012.

Selling expenses in the network business were RMB25.6 million ($4.2 million) for the second quarter of 2013, representing an increase of 145.9% from the second quarter of 2012. The increase was mainly due to selling expenses relating to the Company’s telemedicine and web business, which amounted to RMB8.8 million ($1.4 million). The Company also incurred higher marketing and promotion expenses relating to existing centers.

General and administrative expenses in the network business were RMB24.3 million ($4.0 million), representing a decrease of 8.7% from the second quarter of 2012. The decrease was mainly due to lower professional fees incurred during the quarter. During the quarter, the Company spent RMB2.1 million ($0.3 million) in general and administrative expenses relating to the telemedicine and web business.

Accounts receivable from the network business was RMB209.3 million ($34.1 million) as of June 30, 2013, compared to RMB185.9 million as of March 31, 2013. The average period of sales outstanding for accounts receivable, or days sales outstanding (DSO), was 123 days for the second quarter of 2013, as compared to 155 days for the first quarter of 2013. The improved DSO was mainly due to strengthened collection efforts by the Company during the quarter.

As of June 30, 2013, the Company, not including Chang’an Hospital, had bank credit lines of RMB2,286 million ($372.5 million), of which RMB926.0 million ($150.9 million) was utilized.

During the second quarter of 2013, the Company handled 8,209 patient treatment cases and 84,943 patient diagnostic cases in the center network, representing a 6.9% decrease and a 60.8% increase from the second quarter of 2012, respectively.

Hospital business

Please note that financial results of Chang’an Hospital were consolidated into the Company’s operating results effective from the third quarter of 2012 when the Company consummated its acquisition of 52% equity interest in Chang’an Hospital.

Net revenue from the hospital business was RMB108.4 million ($17.7million) for the second quarter of 2013 compared to RMB92.3 million for the first quarter of 2013. Second quarter 2013 revenue from the hospital business consisted of:

•	outpatient revenue of RMB25.8 million ($4.2 million), representing 24% of the net revenue from the hospital business;

•	inpatient revenue of RMB37.8 million ($6.2 million), representing 35% of the net revenue from the hospital business; and

•	medicine revenue of RMB44.8 million ($7.3 million), representing 41% of the net revenue from the hospital business.

Cost of service for the hospital business for the second quarter of 2013 was RMB90.1 million ($14.7 million), of which the medicine cost was RMB38.5 million ($6.3 million) and the medical service cost was RMB51.6 million ($8.4 million).

Gross profit margin of the hospital business was 16.9% for the second quarter of 2013, a sequential improvement of 640 basis points from 10.5% in the first quarter of 2013. The improved gross margin was mainly due to increased contribution from the outpatient and inpatient business during the quarter.

Capital expenditure of the hospital business was RMB13.3 million ($2.2 million) for the second quarter of 2013, compared with RMB9.8 million in the first quarter of 2013.

General and administrative expenses in the hospital business were RMB6.2 million ($1.0 million), compared with RMB4.6 million in the first quarter of 2013.

As of June 30, 2013, Chang’an Hospital had accounts receivable of RMB38.1 million ($6.2 million), representing days sales outstanding of 29 days, as compared to 36 days for the first quarter of 2013.

Chang’an Hospital received 151,265 outpatients and 8,164 inpatients for the second quarter of 2013. The average bed utilization for the quarter was 93.4%. The average days of hospital stay was 10.2 days per patient for the quarter. Chang’an Hospital operated 1,015 beds as of June 30, 2013.

Chang’an Hospital is a leading private-owned, general service, for-profit hospital, located in Xi’an, Shanxi Province. Established in 2002, Chang’an Hospital had 57 departments with over 1,267 medical and non-medical staff as of June 30, 2013.

Share repurchase program

During the second quarter of 2013, the Company repurchased $0.05 million worth of stock, comprised of 12,524 ADSs, representing 37,572 ordinary shares.

Through June 30, 2013, the Company repurchased 2,306,332 ADSs, representing 6,918,996 ordinary shares, in the open market, for a total consideration of $8.12 million (including commissions) under the share repurchase program announced on October 9, 2012.

As of June 30, 2013, the Company had 18.9 million ADSs outstanding, representing 56.7 million ordinary shares.

2013 Outlook

Based on current market and operating conditions, estimated business expansion and forecasted Chang’an Hospital financial results, Concord Medical reiterates its full year 2013 guidance forecast of total estimated net revenue in the range of RMB930 million to RMB975 million, representing a 40% to 47% increase from 2012. Revenue from the Company’s network business and hospital business as a percent of total revenue are expected to be approximately 55% and 45% in 2013, respectively. Full year 2013 Adjusted EBITDA is expected to grow at the mid-teen level for the year compared to 2012.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on August 13, 2013 (8:00 p.m. Beijing/Hong Kong time on August13, 2013).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

U.K. Toll Free: 08082346646

International: 65 67239381

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free: 1-855-452-5696

International: +61 2 8199 0299

Conference ID: 26409831

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation and is the parent of Chang’an Hospital. As of June 30, 2013, the Company operated a network of 140 centers with 77 hospital partners that spanned 54 cities and 24 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This news release may contain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward looking statements are based upon management's current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging; and possible effects on consumers and hospitals, hospital construction, and suppliers, as a result of inflation and the Chinese government's policies and actions to control inflation. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, which are available at www.sec.gov. The Company does not assume any obligation to update any forward-looking statement, except as required by law.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, and other adjustments. Other adjustments include foreign exchange gain (loss), gain (loss) from disposal of property, plant and equipment, and other expense or income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86 10 5957 5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86 10 5903 6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86 10 5903 6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86 10 6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1 203-682-8233

William.Zima@icrinc.com

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 30, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

[2] Each ADS represents three ordinary shares of the Company.

[3] Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain(loss) from disposal of property, plant and equipment and other income or expense.

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2012	June 30, 2013
	RMB	RMB (Unaudited)	US$ (Unaudited)
ASSETS
Current assets
Cash	75,382	215,034	35,037
Restricted cash, current portion	284,047	279,105	45,476
Accounts receivable	210,307	247,391	40,309
Inventories	8,681	14,484	2,360
Prepayments and other current assets	67,472	119,541	19,477
Net investments in direct financing leases, current portion	89,451	119,255	19,431
Deferred tax assets, current portion	16,593	23,927	3,899
Loan to a noncontrolling shareholder of a subsidiary	100,000	93,410	15,220
Amount due from related parties	1,200	1,973	321

Total current assets	853,133	1,114,120	181,530

Non-current assets
Property, plant and equipment, net	1,522,920	1,527,430	248,872
Goodwill	292,885	292,885	47,721
Intangible assets, net	146,512	132,117	21,527
Deposits for non-current assets	162,938	70,962	11,562
Net investments in direct financing leases, non-current portion	171,545	237,176	38,644
Deferred tax assets, non-current portion	18,110	23,580	3,842
Equity method investments	230,589	225,785	36,788
Other non-current assets	114,758	126,730	20,649
Prepaid land lease payments	90,124	88,858	14,478
Indemnification assets	61,706	61,706	10,054

Total non-current assets	2,812,087	2,787,229	454,137

Total assets	3,665,220	3,901,349	635,667

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	383,083	380,100	61,932
Long-term bank borrowings, current portion	191,473	262,503	42,771
Accounts payable	100,563	119,247	19,430
Accrual for purchase of property, plant and equipment	40,691	35,833	5,838
Obligations under capital leases, current portion	2,117	310	51
Accrued expenses and other liabilities	92,040	101,221	16,492
Income tax payable	22,433	30,956	5,044
Deferred revenue, current portion	18,975	19,962	3,253
Amount due to related parties, current portion	5,910	5,415	882
Deferred tax liabilities, current portion	2,248	5,507	897

Total current liabilities	859,533	961,054	156,590

Non-current liabilities
Long-term bank borrowings, non-current portion	300,901	383,311	62,455
Accrued unrecognized tax benefits & surcharge, non-current portion	67,719	67,719	11,034
Other long term liabilities	34,646	32,402	5,278
Amount due to related parties, non-current	26,828	26,828	4,371
Deferred tax liabilities, non-current portion	35,683	38,309	6,242

Total non-current liabilities	465,777	548,569	89,380

Total liabilities	1,325,310	1,509,623	245,970

Commitments and contingencies
EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(4)	(1)
Additional paid-in capital	2,517,496	2,518,952	410,427
Accumulated other comprehensive loss	(16,955)	(16,231)	(2,645)
Accumulated deficit	(469,055)	(420,291)	(68,480)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,031,586	2,082,531	339,318
Noncontrolling interests	308,324	309,195	50,379

Total equity	2,339,910	2,391,726	389,697

Total liabilities and equity	3,665,220	3,901,349	635,667

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended
	June 30, 2012 (*)	June 30, 2013
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	136,530	145,610	23,725
Hospital-Medicine income	—	44,846	7,307
Hospital-Medical service income	—	63,590	10,361

Total net revenues	136,530	254,046	41,393
Cost of revenues
Network	(42,675)	(58,750)	(9,572)
Hospital-Medicine cost	—	(38,499)	(6,273)
Hospital-Medical service cost	—	(51,630)	(8,412)

Total cost of revenues	(42,675)	(148,879)	(24,257)
Gross profit	93,855	105,167	17,136
Operating expenses
Selling expenses	(10,426)	(25,633)	(4,177)
General and administrative expenses	(26,580)	(30,359)	(4,947)

Operating income	56,849	49,175	8,012
Interest expenses	(3,504)	(10,926)	(1,780)
Foreign exchange gain,net	399	597	97
Gain (loss) on disposal of property, plant and equipment	92	(761)	(124)
Interest income	1,367	4,340	707
Share of net profit of equity investees	—	4,978	811
Other income, net	33	183	30

Income before income taxes	55,236	47,586	7,753
Income tax expenses	(16,933)	(15,089)	(2,459)
Net income	38,303	32,497	5,294

Net income attributable to noncontrolling interests	1,087	3,417	557
Net income attributable to ordinary shareholders	37,216	29,080	4,737

Earnings per ADS
Basic /Diluted	0.80	0.65	0.11
Weighted average number of ADS outstanding:
Basic /Diluted	46,359,145	45,056,054	45,056,054
Other comprehensive income, net of tax
Foreign currency translation	184	474	77
Total other comprehensive income, net of tax	184	474	77

Comprehensive income	38,487	32,971	5,371

Comprehensive income attributable to noncontrolling interests	1,087	3,417	557

Comprehensive income attributable to Concord Medical Services Holdings Limited’s shareholders	37,400	29,554	4,814

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended June 30, 2012			For the three months ended June 30, 2013
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	56,849	2,282	59,131	49,175	2,231	51,406
Net income	38,303	2,282	40,585	32,497	2,231	34,728
Basic earnings per ADS	0.80	0.05	0.85	0.65	0.05	0.70
Diluted earnings per ADS	0.80	0.05	0.85	0.65	0.05	0.70

(*)	The only adjustment is share-based compensation.

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended June 30, 2012	For the three months ended June 30, 2013
Net income	38,303	32,497
Interest expenses, net	2,137	6,586
Income tax expenses	16,933	15,089
Depreciation and amortization	34,568	47,918
Share-based compensation	2,282	2,231
Other adjustments	(524)	(19)

Adjusted EBITDA	93,699	104,302

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange gain, gain (loss) from disposal of property, plant and equipment and other income or expense.